Exhibit 99.4 PRESS RELEASE

Gabon: TotalEnergies and Compagnie des Bois du Gabon Join

Forces to Develop a New Forest Management Model Combining

Wood Production and Carbon Sinks

Paris, June 15, 2022 – TotalEnergies and Compagnie des Bois du Gabon (CBG) have joined forces to develop a forward-looking model of sustainable and responsible forest management that combines sustainable harvesting, biodiversity conservation, and long-term carbon storage. TotalEnergies has become CBG's leading partner after acquiring 49% of its capital from Criterion Africa Partners.

CBG is a key player in Gabonese forestry, recognized for its responsible and sustainable management of 600,000 hectares of forest, certified to the highest international standards of the Forest Stewardship Council (FSC), and for its ongoing contribution to protecting biodiversity.

The forest management model applied by the partners will make it possible to develop a new balance between, on the one hand, the harvesting and local processing of sustainable wood combined with carbon storage and, on the other, the production of related carbon credits thanks to the reduced impact of forest operations, reforestation, agroforestry and conservation of natural forests. This new model is in line with the “Green Gabon” vision of the Gabonese authorities – the country’s development strategy to sustainably manage its natural resources for the benefit of the population – as well as Gabon's climate policy.

"We are pleased to join forces with CBG to support the evolution of Gabonese forestry. This is a key economic sector for the country, and we will help develop its carbon sequestration capacity in compliance with the highest international standards. This is an innovative partnership both by nature and ambition," said Nicolas Terraz, President of Exploration & Production at TotalEnergies. "We are also particularly delighted to extend our activities in Gabon to sustainable and responsible forest management, after more than 90 years of investment and economic activity in the exploitation of the country’s hydrocarbon resources."

"Climate change and nature loss call for action. This is a long-term ambition that requires re-thinking certain models, challenging current practices and innovating. Forests are of crucial importance in the fight against climate change. We need to anticipate and be progressive to meet the challenges for the population, the country of Gabon, biodiversity and climate,” said Hubert and Guillaume Fenart, CEOs of CBG. "The arrival of a major player like TotalEnergies will make it possible to expand CBG's activities and develop large-scale carbon initiatives within the framework of Gabon's climate law."

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its priority actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to spend $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

About CBG

The Compagnie des Bois du Gabon (CBG) manages 600,000 hectares of forest in Gabon to the highest international standards. This forest is fully certified under the FSC® certification scheme. It is located in the southwest of the country, between two National Parks. Integrating the principles of shared value creation, CBG is committed to responsible industrial development, respect for people, job preservation and biodiversity management. More than 600 employees work daily to make CBG an example of sustainable and responsible management in the Congo Basin. The timber products from CBG's peeled veneer production plant and sawmill, both located in Port-Gentil, are renowned on the most demanding world markets.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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